ACCELRATE POWER SYSTEMS INC.

Suite 1370 – 1140 West Pender Street

Vancouver, BC

V6E 4G1

Phone (604) 688-8656

Fax: (604) 688-8654

www.accelrate.com

email reimar@accelrate.com

Consolidated Financial Statements

March 31, 2005 and 2004

(Amended October 13, 2005 – Note 2)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of AccelRate Power Systems Inc. for the three months ended March 31, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied and are the responsibility of the Company’s management. These statements have not been reviewed by the Company’s independent auditors.

AccelRate Power Systems Inc.
Consolidated Balance Sheets
(Unaudited and Amended October 13, 2005 – Prepared by Management)
		March 31, 2005	December 31, 2004
		(Amended—Note 2)
	ASSETS
	Current assets
	Cash and cash equivalents	$ 386,973	$ 478,211
	Sundry receivables	6,997	18,604
	Prepaid expenses and deposits	23,695	26,844
		417,665	523,659

	Demonstration equipment	-	16,734

	Property and equipment (Note 3)	65,614	67,295

	Intangible assets (Note 4)	924,838	924,838

	TOTAL ASSETS	$ 1,408,117	$ 1,532,526

	LIABILITIES
	Current liabilities
	Accounts payable and accrued liabilities	$ 111,081	$ 116,666

	Long-term debt (Note 5)	218,175	216,236
		329,256	332,902
	SHAREHOLDERS' EQUITY

	Share capital (Note 6)	8,452,708	8,317,030
	Share subscriptions	9,800	-
	Contributed surplus (Note 7)	472,381	488,221
	Deficit	(7,856,028)	(7,605,627)

	Total shareholders’ equity	1,078,861	1,199,624

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 1,408,117	$ 1,532,526

Approved by the Directors:	"Reimar Koch"	"Caspar Koch"
	Reimar Koch	Caspar Koch

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.
Consolidated Statements of Operations and Deficit Three Months Ended March 2005 and 2004 (Unaudited and Amended October 13, 2005 – Prepared by Management)
	Three Months Ended March 31 2005 (Amended—Note 2)	Three Months Ended March 31 2004
REVENUE	$ -	$ -
EXPENSES
Accounting and administration fees	7,785	5,490
Amortization	5,018	5,250
Automobile and travel	10,210	3,826
Consulting fees	540	563
Interest expense	8,339	8,185
Legal and patent fees	14,767	23,374
Listing and filing fees	6,671	9,522
Marketing and promotion	19,609	21,180
Office and miscellaneous	9,963	12,870
Rent and utilities	15,276	16,415
Research and development	31,734	16,098
Salaries and benefits	83,687	46,640
Stock based compensation	35,093	62,333
Telephone	2,934	2,444
Interest and other income	(1,225)	(466)
	250,401	233,724
Loss for the period	(250,401)	(233,724)
Deficit, beginning of period	(7,605,627)	(6,300,538)
Cumulative effect of a change in an accounting policy	-	(59,184)
Deficit, end of period	$ (7,856,028)	$ (6,593,446)
Loss per share
- basic and diluted	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding - basic and diluted	23,539,043	17,785,733

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc
Consolidated Statement of Cash Flows Three Months Ended March 2005 and 2004
(Unaudited and Amended October 13, 2005 – Prepared by Management)
	Three Months Ended March 31 2005	Three Months Ended March 31 2004
	(Amended – Note 2)
Cash flows from (used in) operating activities
Loss for the period	$ (250,401)	$ (233,724)
Adjustment for items not involving cash:
- amortization	5,018	5,250
- interest accretion on long-term debt	1,939	1,820
- stock-based compensation	35,093	62,333
	(208,351)	(164,321)
Change in non-cash working capital items:
- sundry receivables	11,607	19,294
- prepaid expenses and deposits	3,149	(8,474)
- accounts payable and accrued liabilities	(5,585)	(16,170)
	(199,180)	(169,671)
Cash flows from (used in) financing activities
Issuance of shares for cash	94,545	38,700
Proceeds (redemption) from share subscription and issuance	-	(600)
	94,545	38,100
Cash flows from (used in) investing activities
Demonstration equipment	16,734	-
Purchase of equipment	(3,337)	(1,858)
	13,397	(1,858)
Change in cash and cash equivalents	(91,238)	(133,429)
Cash and cash equivalents (deficiency),
beginning of period	478,211	228,159
Cash and cash equivalents (deficiency),
end of period	$ 386,973	$ 94,730

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

1.

Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company. These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004. In management’s opinion, all adjustments necessary for fair presentation have been included in these interim consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Amendment of Interim Consolidated Financial Statements

These interim consolidated financial statements have been amended from those previously filed and amended on June 1, 2005, to reflect adjustments identified as a result of an accounting review done by new financial personnel.  The net effect of these transactions on the interim consolidated financial statements from those previously filed and amended on June 1, 2005 is as follows:

	Amended June 1, 2005	Amended October 13, 2005

Total Assets	$1,424,851	$1,408,117
Shareholders’ Equity	1,095,595	1,078,861
(Loss) for the three months ended March 31/05	(259,418)	(250,401)
(Loss) per share for the three months ended
March 31/05	(0.01)	(0.01)

In addition, certain amounts have been reclassified to conform to the current period’s presentation.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

3.

Property and Equipment

	March 31, 2005
		Accumulated	Net book
	Cost	Amortization	value
Computer equipment	$ 35,217	$ 22,071	$ 13,146
Computer software	4,170	4,012	158
Leasehold improvements	34,601	25,970	8,631
Office furniture and equipment	40,227	28,364	11,863
Research equipment	63,646	33,716	29,930
Vehicle	3,000	1,114	1,886
Totals	$ 180,861	$ 115,247	$ 65,614

	December 31, 2004
		Accumulated	Net book
	Cost	Amortization	value
Computer equipment	$ 33,108	$ 21,116	$ 11,992
Computer software	4,170	3,970	200
Leasehold improvements	34,601	24,240	10,361
Office furniture and equipment	39,362	27,776	11,586
Research equipment	63,283	32,159	31,124
Vehicle	3,000	968	2,032
Totals	$ 177,524	$ 110,229	$ 67,295

4.

Intangible Assets

In fiscal year 2004, the Company acquired the title to a patent entitled “Sequential pulse method for fast battery charging”, and all technology related thereto.  The purchase price was $900,000, paid by the issuance of 3,000,000 common shares of the Company.

Costs capitalized are as follows:

Purchase price

$900,000

Patent registration costs

    24,838

$924,838

Upon commercialization of the product, these costs will be amortized on the straight-line basis over ten years,  the estimated useful lives of these assets.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

5.

Long-term Debt

In the first quarter of 2004, the Company renewed  loans totalling $256,000 from an officer and director of the Company with the new repayment terms and a conversion feature to March 31, 2008.  The loans bear interest at the rate of 10% per annum until paid in full.  Upon the renewal of these loans, the amount was allocated between liability and equity components of the term debt using the residual approach in which $208,479 and $47,521 were originally recorded as the liability and equity components, respectively.  The liability component represents the present value of term debt discounted using the interest rate that would have been applicable to debt without a conversion feature.

As of March 31, 2005, $37,825 of the liability component remains unaccreted, which will be accreted to the term debt face value over the life of the debt.  Also, as of March 31, 2005, interest accretion of $1,939 and accrued interest of $6,400 were charged to interest expense.  The accrued and unpaid interest will be convertible into shares at the closing price of the Company’s shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

The loans are convertible at the option of the lender into units at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit consists of one common share and one warrant exercisable to purchase one additional common share until the earlier of March 31, 2008, and the second anniversary of the conversion date and the exercise prices of the warrants will match the loan conversion prices. A total of 1,034,343 common shares of the Company may be issuable to the lender upon conversion of the loans and on the exercise of the warrants.

6.

Share Capital

(a)

Authorized:

50,000,000 common shares without par value.

100,000,000 preferred shares without par value.

(b)

Issued:

	Shares	Amount
Balance, December 31, 2004	23,412,749	$ 8,317,030
Pursuant to exercise of options at $0.25 to $0.69 per share, including $50,933 contributed surplus attributed to stock-based compensation recognized	196,000	135,678
Balance, March 31, 2005	23,608,749	$ 8,452,708

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

6.

Share Capital (continued)

(c)

Share purchase warrants outstanding as at March 31, 2005 are as follows:

Number of Warrants	Exercise Price	Expiry Date

160,000	$1.35	May 15, 2005

(d)

The Company issued 3,000,000 common shares to an officer of the Company for the acquisition of the technology described in Note 4.  The shares are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities having jurisdiction.  As at March 31, 2005, 1,500,000 shares have been released from escrow.

7.

Stock Options

A summary of the status of options granted by the Company is as follows:

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding as at the beginning of year	1,709,803	$ 0.45	1,556,000	$ 0.30
Exercised	(196,000)	$ 0.43	-	-
Granted	175,000	$ 1.21	225,000	$ 0.40
Options outstanding as at March 31	1,688,803	$ 0.53	1,781,000	$ 0.31
Options exercisable as at March 31	1,213,763	$ 0.42	1,327,000	$ 0.26

	2005	2004
Weighted average remaining contractual life	1.37 years	2.69 years
Weighted average fair value of options granted	$0.34	$0.15

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

7.

Stock Options (continued)

For disclosure purposes, the fair value of each option granted  has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004
Risk-free interest rate	2.96%	3.00%
Dividend yield	0%	0%
Volatility	83%	67%
Approximate expected lives	2 years	3 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Effective January 1, 2004, the Company adopted the fair value accounting method for all options granted to employees, directors and officers and others,  and applied this change retroactively, without restatement, for options granted, settled or modified in 2002 and 2003.  The effect of this change on the comparative prior period is as indicated below:

March 31, 2004
Net (loss) for the period:
- as reported	$ (233,724)
- pro-forma	$ (238,354)
Basic and diluted (loss) per share:
- as reported	$(0.01)
- pro-forma	$(0.01)

The following table sets forth the continuity of contributed surplus for the three month period ended March 31, 2005:

Balance, December 31, 2004	$ 488,221
Reallocation to share capital of the estimated fair value of 196,000 stock options recognized in prior periods that were exercised during the period ended March 31, 2005	(50,933)
Stock-based compensation expense during the period	35,093
Balance, March 31, 2005	$ 472,381

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Three Months ended March 31, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

8.

Related Party Transactions

(a)

Related party transactions with directors and officers during the three months ended March 31, 2005 and 2004 are as follows:

	March 31, 2005	March 31, 2004

Interest expense	$ 6,400	$ 6,365
Research and development fees	15,000	15,000

(b)

Balances due to directors and officers are as follows:

	March 31, 2005	December 31, 2004

Interest payable on long-term debt	$ 41,151	$ 34,751
Long-term debt	256,000	256,000

9.

Subsequent Events

Subsequent to March 31, 2005:

(a)

an aggregate of 145,900 common shares were issued upon the exercise of stock options by various parties at exercise prices between $0.40 to $1.08, for a total of $71,217;

(b)

share purchase warrants to purchase an additional 160,000 common shares at a price of $1.35 were exercised, raising an additional $216,000 for the Company;

(c)

by News Release dated April 7, 2005, the Company ann\ounced that it had signed an exclusive License Agreement with a manufacturer and distributor partner to manufacture and market products incorporating the Company’s technology throughout North America;

(d)

by News Release dated August 17, 2005, the Company announced that it received Underwriters Laboratory (“UL”) certification, resulting in commercialization of the product.  The UL certification indicates compliance with rigorous safety standards and operational requirements; and

(e)

by News Release dated September 12, 2005, the Company announced it had arranged to sell 191,500 units by way of a non-brokered private placement at a price of $1.50 per unit, to raise gross proceeds of $287,250.  Each unit consists of one common share and one non-transferable share purchase warrant, exercisable at $1.65 per unit to purchase one additional common share for one year after closing.